Exhibit 99.1(a)(5)(D)
Stock Option Repurchase Program
September 20, 2005 is deadline for Stock Option Repurchase Program participation
     On August 22, 2005, Gartner announced the beginning of the Stock Option Repurchase Program. As a reminder to all Gartner employees who hold eligible options, the last time to make, change or withdraw your election has been extended and is now September 20, 2005 at midnight, New York City Time. Gartner will cancel all stock options elected for repurchase shortly thereafter. The program is completely voluntary. Participation is not required.
     For more information about the program, visit the Stock Option Repurchase Program website at http://www.corporate-action.net/gartner.
     This notice does not constitute the offer to purchase. Gartner has provided eligible option holders with written materials explaining the precise terms and timing of the offer to purchase. Eligible option holders should read these written materials carefully because they contain important information about the program. These materials and other documents filed by Gartner with the U.S. Securities and Exchange Commission (SEC) can be obtained free of charge from the SEC’s Web site at http://www.sec.gov. The Stock Option Repurchase Program is subject to securities regulation in most countries and will not be offered in any country until Gartner complies with all regulations and receives requisite government approvals. Gartner option holders may obtain a written copy of the offer to purchase by contacting Mellon Investor Services at +1-888-451-6741 (toll-free from within the United States) or at +1-201-373-5156 (by reverse charges if required) from outside the United States.